UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Board Changes

On January 10, 2023, each of Svetlana Ushakova and Sergei Arseniev was appointed to serve on the Board of Directors (the “Board”) of HeadHunter Group PLC (the “Company”), effective immediately. Also on Janury 10, 2023, Svetlana Ushakova was appointed to serve as member of the Nominating and Corporate Goverannce Committee of the Board.

Press Release

On January 11, 2023, the Company issued a press release announcing that, among other things, Highworld Investments Limited has completed a sale to Kismet Capital Group LLC (“Kismet”) of ordinary shares representing approximately 22.68% of the total outstanding voting power in the Company, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K (the “Form 6-K”).

Exhibit No.	Description

99.1	Press Release of HeadHunter Group PLC, dated January 11, 2023

INCORPORATION BY REFERENCE

The information in this Form 6-K under the caption “Board Changes” shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-232778 and 333-231557) and Form F-3 (File No. 333-239560) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: January 11, 2023	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer